                                                   Filed by Travelocity.com Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                                   of the Securities Act of 1934


                                          Subject Company: Travelocity.com, Inc.
                                                          SEC File No. 333-95757


         [Following is the text of slides describing Sabre Inc. that are being presented to analysts, potential investors and others]

                                                                               1
                             Technology that Travels

[Picture montage: man by computer, computer screen showing Internet tool bar, computer keyboards, customer service representative, airplane taking off, high speed train. Sabre logo in lower left hand corner.]

                                                                               2
Management Team

Bill Hannigan, President and CEO
Jeffrey Jackson, Executive Vice President and CFO
Eric Speck, Executive Vice President Sales & Marketing

                                                                               3
Sabre's Compelling Position

Well positioned to capitalize on industry trends and growth

     o    #1 distributor of travel in the world

     o    Leading Internet position

     o    Unique, industry specific IT solutions

     o    Deep industry knowledge and technology leadership

                                                                               4
Benefits of Independence

o    Increases opportunities to grow IT solutions business

o    Improves strategic flexibility throughout the business

o    Provides additional currency for mergers and acquisitions and partnering

o    Strengthens the Sabre brand

                                                                               5
Our Business

$2.4 Billion in Revenue

[Pie Chart containing the following information:]

     IT   Solutions

          39%  of Revenue

          o    Software applications

          o    Consulting

          o    Outsourcing

          o    Web hosting

     Travel Distribution

          61%  of Revenue

          o    Travel Agents

          o    Internet

          o    Corporations

Built on Sabre's technology leadership

                                                                               6
What We Do

o    Enable and Distribute Travel anywhere, anytime, through any channel

          $75 billion in travel sales
          38% global market share
          over 400 million segments booked
          over 30 million unique traveling consumers
          450 airlines
          54 car rental companies
          220 tour operators
          8 cruise lines serving
          47,000 travel agents
          33 railroads
          47,000 hotels

                                                                               7
What We Do

o    Enable and Distribute Travel anywhere, anytime, through any channel

o    Market and operate branded Internet sites

          Leading B2C Travelocity.com
          web-enable over 1,000 companies for E-commerce leading B2B Sabre BTS emerging B2C Sabre Virtually There

                                                                               8
What We Do

o    Enable and Distribute Travel anywhere, anytime, through any channel

o    Market and operate branded Internet sites

o    Provide unique IT solutions

          150 airline customers
          200 software solutions
          web-hosting over 700 sites sizeable opportunities single largest technology cutover in travel history

                                                                               9
Revenue Sources

Travel Distribution                                            IT Solutions
o    Fees paid by airlines and other travel suppliers--80%     o    Long-term outsourcing contracts--82%

     o    Volume Based                                              o     Application Development

     o    Through any Sabre Channel                                 o     Desktop

o    Other Revenues--20%                                            o     Infrastructure

     o    Data to airline                                     o     IT Applications--11%

     o    Travel Agency Products                              o     Reservations ASP--6%

o    New revenue Streams--<1%                                       o     Transactions based

     o    Advertising                                               o     License Fees

     o    Non-booking fee based transaction fees              o     Web Hosting--<2%

                                                                              10
Anywhere, Anytime, Through any Channel

      Traveler             Channel           % of 1999                                                  Suppliers
[Picture of two         Travel Agency           74%                  c            [Double headed     [Picture of an
business travelers                                                   R                arrow]            airplane]
with luggage]                                                        S
                                                               [Letters over
                                                                  picture
                       Online Consumer          2-3%           of a computer]     [Double headed      [Picture of a
                                                                                      arrow]        tropical island]
                      Online Corporate          < 1%                              [Double headed      [Picture of a
                                                                                      arrow]              car]
                       Supplier Direct          23%                               [Double headed      [Picture of a
                                                                                      arrow]          city skyline]
                                                                                  [Double headed      [Picture of a
                                                                                      arrow]          cruise ship]

                                                                              11
Anywhere, Anytime, Through any Channel

      Traveler             Channel           Our Share                                                  Suppliers
[Picture of two         Travel Agency           38%                  S            [Double headed     [Picture of an
business travelers                                                   A                arrow]            airplane]
with luggage]                                                        B
                                                                     R
                                                                     E
                                                                 [Letters
                       Online Consumer         > 50%          over picture of     [Double headed      [Picture of a
                                                                a computer]           arrow]        tropical island]
                      Online Corporate         > 25%                              [Double headed      [Picture of a
                                                                                      arrow]              car]
                       Supplier Direct           18%                              [Double headed      [Picture of a
                                                                                      arrow]          city skyline]
                                                                                  [Double headed      [Picture of a
                                                                                      arrow]          cruise ship]

                                                                              12
Market Segmentation

[Chart with the following content:]

                                                     Booking Tools                          Content Type
               Business                                 Agency                           Personalized Travel
             Fortune 1000                              Sabre BTS                          Bookable Internet
                                                                                             Traditional

               Business                                 Agency                           Personalized Travel
            Small to Medium                         Travelocity.com                       Bookable Internet
                                                     Agency WebRes                           Traditional
                                                     Airline Sites

               Business                                 Agency                           Personalized Travel
                 SOHO                               Travelocity.com                       Bookable Internet
                                                     Agency WebRes                           Traditional
                                                     Airline Sites

           Leisure Consumer                             Agency                           Personalized Travel
                                                    Travelocity.com                       Bookable Internet
                                                     Agency WebRes                           Traditional
                                                     Airline Sites

                                                                              13
Industry Evolution

Travelers

     o    Multi-channel shopping

     o    Becoming more savvy

Corporations

     o    Cutting costs

     o    Challenged to integrate tools

Technology

     o    Accelerating pace of change

     o    Complex system integration

Travel Agents

     o    Consolidating

     o    Deploying new business models

     o    Exponential on-line growth

Airlines

     o    Forming alliances

     o    Cutting costs

     o    Maximizing revenues

     o    Using one-to-one marketing

     o    Going direct

[Words placed over picture montage of two business travelers, computer screen showing Internet, computer, two customer service consultants with headsets.]

                                                                              14
Revenue Flow, Today

[Flow chart showing commission revenues flowing from Suppliers to Agency, booking fees moving from Suppliers to Sabre, incentives flowing from Sabre to Agency, trip fees flowing from Corporations to Sabre and service fees flowing from Corporations to Agency.]

                                                                              15
New Revenue Flow

[Flow chart showing commission revenues flowing from Suppliers to Agency, booking fees flowing from Suppliers to Sabre, incentives moving from Sabre to Agency, trip fees flowing from Corporations to Sabre and service fees flowing from Corporations to Agency.
Column on Left with heading:]

New Revenue Sources

o    E-Commerce Web Development and Hosting

o    Customer Relationship Management

o    Target Marketing Advertising Services

o    Financial Settlement

[New Revenue Sources shown flowing into Sabre.]

                                                                              16
Revenue Perspective

[Bar Chart with various colors used to depict the revenue attributable to IT Solutions, Traditional Agency, Online Agency, Corporate and New Businesses. Revenue amount is represented on the Y-axis, and the years 1999 and 2004 are on the X-axis. The bar for 1999 is shaded to show revenue attributable to IT Solutions and Traditional Agency. The bar for 2004 shows revenue attributable to all five segments. There is an arrow pointing to a 12-14% increase between the revenues in 1999 and 2004.]

                                                                              17
Web Hosting

o    $14B total U.S. by 2003

o    Categories

          o    Managed/Shared (WebRes)

          o    Managed/Dedicated (Travelocity.com)

          o    Collocation

o    Presently host over 700 sites, including the #3 E-commerce site

                                                                              18
                                Supporting Travel
                          Distribution and IT Solutions
                                   Eric Speck

[Sabre logo in lower left hand corner]

                                                                              19
Travel Agency Distribution

o    market position - Strongest Global Market Share.

38% Global Share

[Background picture of continents.]

o    North America 46%

o    Latin America 52%

o    Europe, Africa & Middle East 13%

o    Asia/South Pacific 71%

                                                                              20
Travel Agency Distribution

o    market position - Strongest Global Market share

o    strategy

          o    Transform from Bricks & Mortar to Web-enabled

          o    Leverage agency franchise to capture consumer

          o    Lower our distribution cost

o    products

          o    Web Reservations: Every agency a virtual storefront

          o    Traveler Database: CRM and database marketing

          o    Sales Manager: One to One Marketing

                                                                              21
Emerging Online Distribution

o    market position

          o    Leading online travel site

          o    Leading corporate web product

          o    Preferred online transaction engine.

[Corporate logos on bottom half of slide: Travelocity.com, Sabre Business Travel Solutions, Sabre Virtually There, Lowestfare.com, Cendant, Yahoo!, America Online, CheapTickets Inc., American Airlines, US Airways, Sabre Connected]

                                                                              22
Emerging Online Distribution

o    market position

          o    Leading online travel site

          o    Leading corporate web product

          o    Preferred online transaction engine

o    strategy

          o    Create and capitalize on the world's largest consumer database

          o    Pursue first mover advantage in unoccupied spaces

          o    Leverage our market position

o    products

          o    Travelocity.com

          o    Sabre Business Travel Solutions

          o    Virtually There: an itinerary-based travel portal

                                                                              23
The New Travelocity.com

          Clear category leader

#1 in members - 17 million registered
#1 in travel sales - $1.2 billion 1999
#1 in visitors - 7.4 million unique visitors/month
#1 in media sales - $20 million 1999
top 10 US travel agent
#1 in broadband content

[Screen pull of Travelocity.com Internet page]

                                                                              24
New Travelocity.com Growth

Gross Travel Sales

         Sequential quarterly growth of 24%

[Bar Graph containing the following content:]

        Quarter            Gross Travel Sales of Travelocity and Preview Travel
         1Q98                             Less than $100 million
         2Q98                           Approximately $100 million
         3Q98                         Between $100 and $200 million
         4Q98                         Between $100 and $200 million
         1Q99                           Approximately $200 million
         2Q99                         Between $200 and $300 million
         3Q99                         Between $300 and $400 million
         4Q99                         Between $300 and $400 million

                                                                              25
U.S. On-Line Retail Growth

         #1 Shopped Category On Web

                          Forrester

[Bar graph showing the increase in on-line retail growth for travel, electronics, software, books and music. On the X-axis are the years: 1998, 1999, 2000, 2001, 2002 and 2003. On the Y-axis is revenue, in millions of dollars. For each year, the bar with the most growth is travel, followed by electronics, software, books and music. The travel bar starts at under $5 billion in 1998 and increases to approximately $30 billion in 2003. The electronics bar starts at under $5 billion in 1998 and increases to over $20 billion in 2003. The bars representing software, books and music start under $5 billion, show increased sales, and remain under $5 billion in 2003.]

                                                                              26
3rd Largest E-commerce Site

[Bar graph with the following content:]

         Internet Site            Reach %, January 2000
            Amazon                        20.20
             Ebay                         15.90
     New Travelocity.com*                  9.3
        Barnes & Noble                     8.90
             CDNow                         6.30
            Expedia                        6.20

Media Metrix January 2000

* Combined Preview Travel (without AOL Travel) and Travelocity.com - net of duplication.]

                                                                              27
Sabre BTS

o    over 320 corporations

o    53 travel agency partners

o    potential travel sales $4.5 billion

o    145% customer growth

o    1999 bookings 480% growth

[Lower right half of slide has a picture of a trip planning screen from the Sabre web site.]

                                                                              28
Sabre BTS

         Estimated market of $75B in airlines travel sales

[Pie chart with the following content:]

         Available Market 84%
         Penetrated Market Total 16%
         (Actual Travel Booked 3.3%)

75% Growth of the Penetrated Market

                                                                              29
Sabre BTS

o    Leading share in both number of customers and ARC travel sales volume

Share of BTN 100 by Number of Customers

[Pie graph with the segments of the chart, from largest to smallest: Sabre BTS, None, GetThere.com, AXI, E-Travel, Res Assist, Other, XOL, e-Res, Via World.]

                                                                              30
Sabre BTS Growth

o    Recent sequential monthly growth of 20% plus

o    Early growth pattern similar to Travelocity.com.

[Line graph with months on the X-axis and segments on the Y-axis. There are two lines, one representing BTS and the other representing Travelocity, both increasing over time. The BTS line progresses from under 20,000 segments in month 1 to over 80,000 segments in month 25. The Travelocity line progresses from under 20,000 segments in month 1 to over 100,000 in month 25.]

                                                                              31
Sabre Virtually There

o    Personalized travel domain for travelers booked through Sabre

o    New Sabre Advertising Model

o    Leverages Travel Agency franchise to reach over 30 million unique travelers

     o    Travel Agents

     o    Sabre Powered online travel agents

     o    BTS and Travelocity.com

o    Site provides

     o    Detailed itinerary

     o    Gate and arrival/departure info

     o    Destination information and content

     o    Maps and weather

     o    Merchant offers

                                                                              32
Virtually There

         online travel domain customized for travelers

o    launched November 1999

o    46,000 site visits per day

o    reach 30 million unique travelers

o    very low customer acquisition cost

o    97% user satisfaction

[On left of slide there is a screen pull of a travel reservation web page.]

                                                                              33
Sabre Virtually There

Advertisers -

         [logos of: MCI WorldCom; eBags; SuperShuttle.]

Number of Itineraries viewed

         [Bar graph with the following content:]

Dec-99 between 200,000 and 400,000 itineraries viewed

Jan-00 between 600,000 and 800,000 itineraries viewed

Feb-00 (estimate) over 1,000,000 itineraries viewed

                                                                              34
Supplier Direct Distribution

o    market position:

          o    Leading reservation ASP for airlines

          o    Growing Web Hosting business

[Picture of a customer service representative wearing a headset and sitting at a computer.]

o    46 airlines

o    over 290 million passengers boarded

o    web hosting 10 major airlines

                                                                              35
Supplier Direct Distribution

o    market position

          o    Leading reservation ASP for airlines

          o    Growing Web Hosting business

o    strategy

          o    Increase and grow reservation ASP

          o    Aggressively pursue web hosting services

o    products

          o    Reservations ASP

          o    Web hosting services

          o    Sales Manager

          o    Best Fare Finder

                                                                              36
Distribution Strategies

[Flow chart showing boxes, starting with:]

world's leading electronic travel distributor
          [triangle pointing to:]

Rationalize the traditional travel agent channel
          [triangle over:]

Preferred Transaction Engine
          [pointing to:]

Broaden the distribution business
          [triangle over:]

Innovative Internet Solutions
          [pointing to:]

Reinvent and extend
          [triangle pointing to:]

world class travel marketer

[Picture of a computer screen showing the Internet and a picture of a computer.]

                                                                              37
IT Solution Customers

[Picture of a plane in the air.]

Airlines

o    Virtually every major carrier in the world uses our products or services

o    3 of the Top 25 Airlines are outsourcing clients

[Picture of a plane parked at a gate.]

100+ Airports

o    Collectively use more than 30 Sabre products.

[Picture of a high-speed train.]

8 Rail

o Represent 3 main rail types: high speed, traditional rail, and mass transit.

[Picture of an tractor trailer truck on the highway.]

25 Logistic

o    Customer types include shipping companies, motor carriers, and governments

                                                                              38
Industry Opportunity

o    Size of market

          o    The top 200 spend approximately $8 billion on IT

          o    Approximately 20% of IT spend is outsourced

          o    Sabre has more than 50% of the outsourced IT spend

o    IT Trends

          o    Traveler demands for new integrated products

          o    Importance of systems integration for alliances

          o Airlines continued focus on cutting costs and revenue optimization

[Picture in lower right corner of an airplane in the air.]

                                                                              39
IT Applications and Outsourcing

o    market position

          o    Industry leader in mission critical airline IT

          o    Leading transaction processing capabilities

          o    Proven large scale outsourcing expertise

          o    Firm foothold in Web hosting

[Below text, graphical icons labeled: Airports, Cargo, Flight Operations, Pricing/Yield Management, Maintenance & Engineering, Distribution Channels, Crews, Planning/Scheduling.]

                                                                              40
IT Applications and Outsourcing

o    market position

          o    Industry leader in mission critical airline IT

          o    Leading transaction processing capabilities

          o    Proven large scale outsourcing expertise

          o    Firm foothold in Web hosting

o    strategy

          o    Further integrate and modularize IT applications

          o    Build ASP services into additional functional areas

          o    Pursue alliance opportunities

          o    Aggressively grow Web hosting

o    products

          o    Airline Operating Software

          o    Consulting Services

          o    Functional and Full IT Outsourcing

                                                                              41
IT Solutions Business

[Pie chart with the following content:]

Applications Development 49%
Outsourcing--DP & Network 29%
Outsourcing--Desktop 14%
Reservations ASP 6%
Web Hosting 2%

                                                                              42
IT Solutions Strategies

[Flow chart showing boxes, starting with:]

deep industry knowledge and expertise
         [triangle pointing to:]

Grow software sales
         [triangle over:]

Leverage Core Competencies
         [pointing to:]

Develop ASP and functional outsourcing
         [triangle over:]

Consulting Services
         [pointing to:]

Build full IT outsourcing
         [triangle pointing to:]

business process solution provider

[Two pictures of computer keyboards.]

                                                                              43
                                Financial review
                                  Jeff Jackson

[Sabre logo in lower left corner.]

                                                                              44
Financial Performance

[Two arrows pointing up. Over the first arrow:]

Revenue Growth
13.6% CAGR

[In middle of arrow a bar graph showing an increase from left to right with the following written below the bars:] 95 PF, 96 PF, 97, 98, 99.

[At the top of the 99 bar:] 5.5%.

[Over the second arrow:]

EPS* Growth
13.9% CAGR.

[In the middle of the arrow a bar graph showing an increase from left to right with the following labels under the bars:] 95 PF, 96 PF, 97, 98, 99.

*Excluding one-time items

                                                                              45
Financial Performance

o    Free cash flow of approximately $200 million annually

o    Significant capital investments in products and technology

[Two graphs, one a line graph showing operating cash flow and the other a bar graph showing free cash flow. Years 1996 through 1999 are marked on the X-axis, and dollar amounts are listed on the Y-axis. The operating cash flow line is under $400 million in 1996 and reaches approximately $600 million in 1999. The bar graph shows free cash flow under $200 million in 1996 and increasing to approximately $400 million in 1999.]

1999 includes after-tax gain of $86 million for sale of Equant stock

                                                                              46
Investment Initiatives

o    Industry leading applications

          o    Customer focused offerings

o    Richest source of travel content

          o    Fares, Bed & Breakfasts, Theatre

o    Technology infrastructure:

          o    Scale, Performance and Reliability

          o    Access anywhere anytime

o    Product and technology investments > $150 million

                                                                              47
Current Transactions

o    Travelocity.com

          o    70% Sabre / 30% public

          o    1999 pro-forma revenue $91 Million

          o    $1.2 Billion in travel sales

o    New independence

          o    Upside potential from more market based pricing

          o    One time spin cost of $10 to $15 million

                                                                              48
Revenue Growth Opportunities

o    Core Travel Agency Channel

          o    International Growth

          o    Market Share Gains

o    Significant E-commerce Growth

          o    Travelocity and BTS - exponential growth

          o    Virtually there - new revenue streams

          o    Enabler for other Internet initiative

o    Strong growth upside in IT Solutions Business

          o    Grow and expand ASP Business

          o    Continue to build outsourcing business

          o    Web hosting

                                                                              49
Earnings Growth

o    Feed bottom-line growth through

          o    Top line growth

                    o    Global market share increases

                    o    Emerging Internet businesses

                    o    New revenue streams

                    o    Growth in It

          o    Cost reduction initiatives

                    o    Cost efficiencies in travel agent channel

                    o    Overall cost reductions through operational efficiency

o    Continue top and bottom line growth in the range of historical growth rates
     - with upside potential

                                                                              50
Sabre's Compelling Position

         Well positioned to capitalize on industry trends and growth

                  #1 distributor of travel in the world

                  Leading Internet position

                  Unique, industry specific IT solutions

                  Deep industry knowledge and technology leadership

                                                                              51
Technology that Travels

[Picture montage of man by computer, computer screen showing Internet language, computer keyboards, customer service representative, airplane taking off, high speed train. Sabre logo in lower left hand corner.]

                                                                              52
Forward Looking Statement

o Statements made during this presentation which are not purely historical facts, including statements with respect to the financial outlook for 1999 and estimates for the year 2000, are forward-looking and subject to risks and uncertainties. We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for these statements. The following is a summary of certain risks which could cause actual events or future results to differ materially from those expressed in the forward-looking statements

          o dependence on the successful integration of Travelocity.com and Preview operations;

          o changes in Travelocity.com's relationship with Sabre and its affiliates;

          o    competition and technological innovation by our competitors;

          o changes in our relationships with travel suppliers and strategic partners;

          o    seasonality of the travel industry and booking revenues;

          o sensitivity to general economic conditions and events that affect airline travel;

          o business combinations and strategic alliances by other industry participants;

          o    risks associated with international operations; and

          o    legal and regulatory issues.

o Please refer to the reports on Forms 10-Q and 10-K that have been filed by Sabre and preview with the Securities and Exchange Commission for a more detailed discussion of these and other factors that could impact future results.

o Investors are urged to read the proxy statement/prospectus included in the Registration Statement on Form S-4, filed with the Securities and Exchange Commission (SEC) in connection with the proposed merger, because it contains important information. The proxy statement/prospectus is available free of charge on the SEC's Web site (www.sec.gov) and from Travelocity.com's Corporate Secretary. In addition, the identity of the people who, under the SEC rules, may be considered participants in the solicitation of Preview Travel stockholders in connection with the proposed merger, and a description of their interests, is available in the proxy statement/prospectus.